SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 12 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	404139107	13D	Page 2 of 12

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,968,921[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,968,921[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,968,921[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%

14	TYPE OF REPORTING PERSON*
IN

2 Includes 1,164,383 shares of Common Stock of the Issuer issuable upon conversion of $5,100,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 held by JDS1, LLC.

3 See FN 1.

4 See FN 1.

CUSIP No.	404139107	13D	Page 3 of 12

1	NAME OF REPORTING PERSON
JDS1, LLC[5]

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,968,921[6]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,968,921[7]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,968,921[8]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.43%
14	TYPE OF REPORTING PERSON*
OO

5 Mr. Singer as managing member of JDS1, LLC has sole dispositive and voting power with respect to shares of the Issuer owned by JDS1, LLC.

6 See FN 1.

7 See FN 1.

8 See FN 1.

CUSIP No.	404139107	13D	Page 4 of 12

1	NAME OF REPORTING PERSON
CCUR Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
770,776[9]
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
770,776[10]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
770,776[11]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.66%

14	TYPE OF REPORTING PERSON*
CO

9 Includes 570,776 shares of the Common Stock of the Issuer issuable upon conversion of $2,500,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes held by CCUR Holdings, Inc.

10 See FN 9.

11 See FN 9.

CUSIP No.	404139107	13D	Page 5 of 12

1	NAME OF REPORTING PERSON
Wayne Barr, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
99,380[12]
	8	SHARED VOTING POWER
770,776[13]
	9	SOLE DISPOSITIVE POWER
99,380[14]
	10	SHARED DISPOSITIVE POWER
770,776[15]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
870,156[16]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.89%

14	TYPE OF REPORTING PERSON*
IN

12 Includes 4,466 vested stock options.

13 Includes 570,776 shares of the Common Stock of the Issuer issuable upon conversion of $2,500,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes held by CCUR Holdings, Inc., as to which the Reporting Person disclaims beneficial interest except to the extent of his pecuniary interest therein.

14 See FN 12.

15 See FN 13.

16 See FN 12 and FN 13.

REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock (CUSIP Number: 404139107), par value $0.001 per share (“Common Stock”), of HC2 Holdings, Inc. (the “Issuer”) whose principal executive offices are located at 450 Park Avenue, 30th Floor, New York, NY 10022.

Item 2. Identity and Background

This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively the “Reporting Persons”):

(a)-(c) Name of Persons Filing:

The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s board of directors, as applicable, and any other person ultimately in control of a Reporting Person are set forth below. For additional information, see Item 5 below, which is incorporated by reference in this Item 2.

CCUR Holdings, Inc. (“CCUR”), a Delaware corporation, is a holding company owning and seeking to own under- and fairly-valued companies and assets across a variety of industries in an effort to maximize returns for its stockholders. CCUR’s principal business address is 6470 East Johns Crossing, Suite 490, Duluth, GA 30097.

Wayne Barr, Jr. is a member of the board of directors of CCUR. Mr. Barr’s principal occupation is the Executive Chairman, President, and Chief Executive Officer of CCUR. Mr. Barr serves on the board of directors of the Issuer. Mr. Barr’s principal business address is 6470 East Johns Crossing, Suite 490, Duluth, GA 30097.

David Nicol is a member of the board of directors of CCUR. Mr. Nicol’s principal occupation is a faculty member in the Finance Department at the Bloch School of Management at the University of Missouri – Kansas City. He also serves on other boards of directors. Mr. Nicol’s principal business address is 6470 East Johns Crossing, Suite 490, Duluth, GA 30097.

Steven G. Singer is a member of the board of directors of CCUR. Steven Singer’s principal occupation is as a consultant for Remus Holdings, Inc., a closely held investment company. Steven Singer’s principal business address is 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

Warren Sutherland is the Chief Financial Officer of CCUR, his principal occupation. Mr. Sutherland’s principal business address is 6470 East Johns Crossing, Suite 490, Duluth, GA 30097.

JDS1, LLC (“JDS1”) is a Delaware limited liability company. JDS1’s principal business address is 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

Julian Singer (“Mr. Singer”) is the managing member of JDS1 and has sole dispositive and voting power with respect to the shares of the Issuer reported above as the managing member of JSD1, LLC. Mr. Singer’s principal occupation is investing assets held in JDS1, LLC, and other entities. Mr. Singer’s principal business address is 2200 Fletcher Ave., Suite 501, Fort Lee, NJ 07024.

Certain of the persons named in response to this Item 2(a), directly or indirectly, beneficially own securities of the Issuer, as described in Item 5.

(d) During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons named in response to Item 2(a) above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

All of the securities held by the Reporting Persons were purchased by funds generated and held by the Reporting Persons. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $11,599,748.90.

Item 4. Purpose of the Transaction

The Reporting Persons plan to engage in conversations with the Issuer’s Board and Chief Executive Officer regarding representation on the Issuer’s slate of Board nominees for the upcoming annual meeting of stockholders.  The Reporting Persons view the appointment of Mr. Gfeller in replacement of Mr. Falcone as Chairman as a positive first step to the reconfiguration of the Board that we feel is required. The Reporting Persons strongly believe that it is in the best interests of stockholders for other large stockholders - including MG Capital and Percy Rockdale - to do the same, as opposed to pursuing a costly and disruptive consent solicitation and proxy contest. Based on what we have read, MG Capital and Percy Rockdale have refused up until this point to engage in constructive dialogue with the Company to reconfigure the Board, insisting instead on calling for the entire replacement of the Board. The Reporting Persons have reviewed the MG Capital/Percy Rockdale slate as it is presently configured, and would not be supportive of voting our shares in favor of them.

If the Issuer does not promptly address the Reporting Persons’ concerns consistent with the best interests of the Issuer’s stockholders, the Reporting Persons may take such actions as the Reporting Persons may deem necessary and advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as each deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intentions with respect to any and all matters referred to in Item 4. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by each Reporting Person, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned is based upon 46,154,298 shares of Common Stock outstanding on February 29, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed on March 16, 2020.

(a)-(b) CCUR. As of the date hereof, CCUR beneficially owns 770,776 shares of Common Stock, equal to 1.66% of the currently reported outstanding Common Stock, which includes 570,776 shares of Common Stock issuable upon conversion of $2,500,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022 and 200,000 shares of the Issuer’s Common Stock held by CCUR directly. CCUR may be deemed to have shared voting and dispositive power over such shares.

Mr. Barr. Mr. Barr serves as a member of the board of directors of CCUR. Mr. Barr owns 99,380 shares of Common Stock individually, equal to 1.89% of the currently reported outstanding Common Stock when combined with CCUR’s holdings, which includes 4,466 vested stock options. The shares of Common Stock individually owned by Mr. Barr were acquired through a combination of market purchases and stock awarded as compensation for service as a member of the board of directors of the Issuer. Mr. Barr has sole voting and dispositive power for all shares owned by Mr. Barr, and shared voting and dispositive power over CCUR’s shares, as to which shares Mr. Barr disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

JDS1. As of the date hereof JDS1 beneficially owns 2,968,921 shares of Common Stock, equal to 6.43% of the currently reported outstanding Common Stock, which includes 1,164,383 shares of the Common Stock issuable upon conversion of $5,100,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,804,538 shares of Common Stock held directly by JDS1. JDS1 may be deemed to have sole voting and dispositive power for all Shares held directly by JDS1.

Mr. Singer. As of the date hereof, Mr. Singer, as managing member of JDS1, beneficially owns 2,968,921 shares of Common Stock, equal to 6.43% of the currently reported outstanding Common Stock, which includes 1,164,383 shares of the Common Stock issuable upon conversion of $5,100,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2022, and 1,804,538 shares of Common Stock held directly by JDS1. Mr. Singer may be deemed to have sole voting and dispositive power for all Common Stock beneficially owned by Mr. Singer.

(c)       The following table details the open market purchases effected by JDS1 in the past 60 days, except where noted:

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)
2/27/2020	25,000	3.6743
3/6/2020	25,000	3.4817
3/10/2020	31,800	2.8379
3/10/2020	25,000	2.8600
3/11/2020	35,000	2.8092
3/11/2020	30,000	2.8272
3/11/2020	35,000	2.8126
3/12/2020	25,000	2.5301
3/12/2020	24,273	2.4880
3/13/2020	25,000	2.4349
3/13/2020	25,000	2.6841
3/16/2020	50,000	2.2054
3/16/2020	50,000	2.3068
3/17/2020	13,424	2.2213
3/17/2020	25,000	2.1888
3/18/2020	25,000	1.6730
3/18/2020	137,642	1.6000
3/18/2020	50,000	1.9531
3/18/2020	50,000	1.8216
3/19/2020	25,000	1.6498
3/19/2020	75,000	1.5699
3/19/2020	25,000	1.5973
3/19/2020	50,000	1.5629
3/19/2020	25,000	1.5895
3/20/2020	50,000	1.4577
3/20/2020	9,996	1.4208
3/20/2020	25,000	1.5022
3/20/2020[17]	5,000	2.5000
3/23/2020	20,000	1.3987

17 This purchase was an option assignment.

Date of Transaction	Amount of Shares Purchased	Price Per Share ($)

3/24/2020	25,000	1.5624
3/24/2020	15,000	1.4444
3/25/2020	12,800	1.5645
3/26/2020	25,000	1.6705
3/27/2020	25,000	1.5134
3/27/2020	25,000	1.5292
3/30/2020	15,000	1.4901
3/30/2020	20,000	1.4852
3/30/2020	15,000	1.4820
3/31/2020	35,000	1.5494
3/31/2020	25,000	1.5453
4/1/2020	50,000	1.4867
4/2/2020	13,146	1.3552
4/2/2020	100,000	1.4021
4/3/2020	50,000	1.3556
4/3/2020	25,000	1.3370
4/3/2020	8,693	1.4243
4/6/2020	51,746	1.7042

Convertible Notes

Date of Transaction	Amount of Notes Purchased	Price Per Share ($)
3/19/2020	$50,000	0.5700
3/20/2020	$1,050,000	0.5700
3/20/2020	$500,000	0.5700
4/2/2020	$500,000	0.5600
4/3/2020	$500,000	0.5525

No transactions were effected by Reporting Persons CCUR or Mr. Barr in the past 60 days.

(d)        No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each Reporting Person is not party to any contracts, arrangements, understandings or relationships with any other stockholders of the Issuer.

JDS1 is a party to the following put options (the “Options”) with respect to the shares of Common Stock. With respect to each of the Options, the counterpart to the Option has, until the relevant expiration date, the exclusive right to cause JSD1 to purchase or sell, as applicable, the underlying shares of Common Stock at the relevant exercise price.

Number of Underlying Shares	Exercise Price ($)	Expiration Date
(5,000)	2.50	March 20, 2020
5,000	2.50	March 20, 2020
(10,000)	2.50	April 17, 2020
(5,000)	2.50	April 17, 2020
(7,500)	2.50	April 17, 2020
(25,000)	2.50	May 15, 2020
(5,000)	2.50	May 15, 2020
(10,000)	2.50	April 17, 2020

Item 7. Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2020

JDS1, LLC

By:     /s/ Julian Singer

Name: Julian Singer

Title: President

/s/ Julian Singer

Julian Singer

CCUR Holdings, Inc.

By:     /s/ Warren Sutherland

Name: Warren Sutherland

Title: Chief Financial Officer

/s/ Wayne Barr, Jr.
Wayne Barr, Jr.